"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 08.03.02

ORK – Trade subject to notification own shares

Orkla ASA has on 7 March 2002 bought 32,150 Orkla shares at a price of NOK 153.00 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 8,758,902.

dlw 3/22